Citigroup Global Markets Inc.

388 Greenwich Street,

New York, NY 10013

UBS Securities LLC

1285 Avenue of the Americas

New York, New York 10019

As representatives of the prospective underwriters

VIA EDGAR

April 1, 2019

Office of Consumer Products

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:                                   Ms. Lisa Kohl, Esq.

Ms. Mara Ransom, Esq.

Ms. Katherine Bagley

Ms. Jennifer Thompson

Ms. Lisa Sellars

Re:                             Ruhnn Holding Limited (the “Company”)

Registration Statement on Form F-1, as amended (Registration No. 333-230082)

Registration Statement on Form 8-A (Registration No. 001-38852)

Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness for 4:00 p.m., Eastern Daylight Time on April 2, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between March 22, 2019 and the date hereof, 571 copies of the preliminary prospectus of the Company dated March 22, 2019 were distributed to underwriters, dealers, institutional investors and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

As representatives of the prospective underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Kenneth Chow
Name:	Kenneth Chow
Title:	Managing Director

UBS SECURITIES LLC

By:	/s/ Jake Ettore
Name:	Jake Ettore
Title:	Director

By:	/s/ Hasan Ali
Name:	Hasan Ali
Title:	Director

[Underwriters Acceleration Request]